File No. 70-8557

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       AMENDMENT NO. 8 (POST-EFFECTIVE) TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       -----------------------------------

CENTRAL AND SOUTH WEST  CORPORATION      SOUTHWESTERN  ELECTRIC  POWER  COMPANY
1616 Woodall  Rodgers  Freeway           428 Travis  Street
Dallas,  Texas  75202                    Shreveport, Louisiana 71156-0001

CENTRAL  POWER  AND  LIGHT  COMPANY      WEST  TEXAS  UTILITIES  COMPANY
539  North Carancahua Street             301 Cypress Street
Corpus Christi,  Texas 78401-2802        Abilene, Texas 79601-5820

PUBLIC SERVICE COMPANY OF OKLAHOMA       CENTRAL AND SOUTH WEST
212 East Sixth Street                    SERVICES, INC.
Tulsa, Oklahoma 74119-1212               1616 Woodall Rodgers Freeway
                                         Dallas, Texas  75202

CSW ENERGY SERVICES, INC.                ENERSHOP, INC.
1616 Woodall Rodgers Freeway             1616 Woodall Rodgers Freeway
Dallas, Texas  75202                     Dallas, Texas  75202

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                       ----------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                        ---------------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

                  Central and South West Corporation ("CSW"), a Delaware Corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), Central and South West Services, Inc. ("CSWS"), EnerShop, Inc. ("EnerShop") and CSW Energy Services, Inc. ("ESI"), each referred to as a "Subsidiary" and collectively referred to as the "Subsidiaries", hereby file this Post-Effective Amendment No. 8 (this "Amendment") to amend Items 1 and 3 of the Form U-1 Application-Declaration in File No. 70-8557 to request authority:
(i) to increase the aggregate amount of authorized borrowings (a) by CSW from $1.2 billion to $2.5 billion, (b) by CPL from $300 million to $600 million, (c) by PSO from $125 million to $300 million, (d) by SWEPCO from $150 million to $250 million, (e) by WTU from $65 million to $165 million, and (f) by CSWS from $110 million to $210 million; and (ii) either (a) for EnerShop, ESI and any other existing or future CSW first tier subsidiary (other than an exempt wholesale generator under Section 32 of the Act, a foreign utility company under
Section 33 of the Act or an exempt telecommunications company under Section 34 of the Act) or Rule 58 company that CSW may wish to include (collectively, the "New Participants") to participate in the system of intercorporate borrowings under the CSW system money pool (the "System Money Pool") or (b) for CSW and the New Participants to, currently or in the future, form and participate in a separate system of intercorporate borrowings (the "New Participants Money Pool") should CSW deem proper the formation of a separate money pool based on then existing regulatory or business considerations. The Subsidiaries together with CSW are referred to herein collectively as the "Applicants".
Item 1. Description of Proposed Transaction.
     CSW and the Subsidiaries propose to expand the System Money Pool, as previously authorized by orders HCAR Nos. 25777 (Mar. 31, 1993), 25897 (Sept. 28, 1993), 26007 (Mar. 18, 1994), 26066 (June 15, 1994), 26226 (Feb. 1, 1995),
26254 (Mar. 21, 1995) and 26697 (Mar. 28, 1997), by increasing the borrowing limits of the existing participants and by permitting the New Participants to participate in the System Money Pool by making loans to, and borrowing from, the System Money Pool. In addition, CSW and the New Participants request authority to form and participate in a New Participants Money Pool should CSW deem proper the formation of a separate money pool based on then existing regulatory or business considerations, in which case both the System Money Pool and the New Participants Money Pool will be supported by CSW's increased authorized borrowing level hereunder.

New Participants
                  EnerShop is an energy-related company under Rule 58 and is primarily engaged in the business of providing demand-side management services to industrial and commercial customers of both associate and nonassociate companies. EnerShop proposes to use System Money Pool borrowings for general corporate purposes, and as interim financing for the expansion of its business and investments in energy-related companies under Rule 58 under the Act.
                  ESI is an energy-related company under Rule 58 and is primarily engaged in the business of marketing and brokering energy commodities, as well as other activities permitted by Rule 58. ESI proposes to use System Money Pool borrowings for general corporate purposes and as interim financing for the expansion of its business and investments in other energy-related businesses permitted under Rule 58.
                  CSW system companies may from time to time organize additional Rule 58 companies, and CSW may from time to time organize additional first tier subsidiaries pursuant to an exemption under the Act or further Commission authorization. In either case, CSW proposes that EnerShop and ESI as well as any such new subsidiaries would be eligible to participate as New Participants in the System Money Pool or the New Participants Money Pool, as the case may be, so long as no such new subsidiary is an EWG, a foreign utility company under
Section 33 of the Act (a "FUCO") or an exempt  telecommunications  company under
Section 34 of the Act.

Borrowing Limits
                  CSW requests that the maximum aggregate amount of its short-term borrowings be increased from $1.2 billion to $2.5 billion for the following purposes:
             (i)  to cover incremental borrowings of the New Participants.
             (ii) to provide  authority for CSW to issue  commercial  paper for interim financing of acquisitions and investments consistent with the conversion of CSW's commercial paper program from one based upon the exemption provided by Section 3(a)(3) of the Securities Act of 1933 to a program based upon the Section 4(2) exemption thereunder (the "Money Pool Conversion"). Under Section 3(a)(3), CSW could only issue commercial paper for purposes of "current transactions", which limited its ability to use the System Money Pool as a source of interim financing for acquisitions and investments. In contrast, under Section 4(2), the amount of commercial paper that CSW can issue is not limited, nor are the use of proceeds. The Applicants propose to use commercial paper issuances and other borrowings that may be authorized by the Commission in this file as a source of interim financing for acquisitions and investments (other than for EWGs, FUCOs or exempt telecommunications companies under Section 34 of the Act) by CSW and the participants in the System Money Pool.
             (iii)  to  allow  CSW  to  utilize  its  proposed   additional
         borrowing capacity as a source of interim funding for open market repurchases of its common stock; and
             (iv) to support the proposed increased limits of the existing parties to the System Money Pool. CPL seeks to increase its limit on System Money Pool borrowings from $300 million to $600 million, PSO seeks to increase its limit on System Money Pool borrowings from $125 million to $300 million, SWEPCO seeks to increase its limit on System Money Pool borrowings from $150 million to $250 million, WTU seeks to increase its limit on System Money Pool borrowings from $65 million to $165 million, and CSWS seeks to increase its limit on System Money Pool borrowings from $110 million to $210 million. CPL, PSO, SWEPCO and WTU each may utilize their proposed additional borrowing capacity for general corporate purposes and as a source of interim financing for the reacquisition of their respective securities. CSWS may utilize its proposed additional borrowing capacity for general corporate purposes and to refinance currently outstanding bank borrowings.
                  As set forth hereinabove, CSW and the existing parties to the System Money Pool shall have authorized aggregate borrowing limits at the following levels:

                           CSW                       $ 2,500,000,000
                           CPL                       $   600,000,000
                           PSO                       $   300,000,000
                           SWEPCO                    $   250,000,000
                           WTU                       $   165,000,000
                           CSWS                      $   210,000,000

System Money Pool borrowings by the New Participants are limited by the aggregate investment limit under Rule 58.
Separate Money Pool for New Participants
                  The electric utility industry is experiencing rapid changes in its regulatory environment. Many states are in the process of adopting comprehensive legislation regulating electric utilities within their jurisdictions. In addition, proposals to repeal the Act are currently pending in both houses of Congress. Given the uncertainty of the regulatory environment, CSW would like the flexibility to establish a New Participants Money Pool, either upon receipt of an Order hereunder or in the future, if then existing regulatory or other business considerations warrant. If and when a New Participants Money Pool is established, the New Participants would not participate in the System Money Pool, but CSW would rely on its increased authorized borrowing levels hereunder to support the System Money Pool and the New Participants Money Pool.
                  A New Participants Money Pool would be established and administered in the same manner and subject to the same conditions as the System Money Pool. The aggregate borrowing limits under the New Participants Money Pool and the System Money Pool would not exceed the aggregate borrowing limit under the System Money Pool in effect immediately prior to establishment of the New Participants Money Pool.
Benefits
                  The participation of the New Participants in the System Money Pool would permit their available cash and/or short-term borrowing requirements to be matched on a daily basis with those of the other participants in the System Money Pool, thereby minimizing the need of the CSW system for external short-term borrowing. If the New Participants are authorized to participate in the System Money Pool, funds will be loaned from the System Money Pool in the form of open account advances under the same terms and limitations as currently authorized.
                  The Applicants respectfully request that the Commission reserve jurisdiction over the participation of the New Participants in the System Money Pool and over the formation of, and participation of the New Participants in, the New Participants Money Pool pending completion of the record.
Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 9(a), 10, and 12(b) and Rules 43 and 45 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.
          The Applicants believe the Commission's supplemental order dated July 18, 1997 in favor of Consolidated Natural Gas Company, et al. (HCAR No. 26742; File No. 70-7258) provides precedent for the participation of non-utility subsidiaries in the system money pool of a registered holding company.
                  Rule 54. No proceeds from the securities issuances that are proposed to be made under the authority requested herein will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an EWG or a FUCO.
                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of December 31, 1997 was approximately $920 million, or about 48% of $1,934 million, CSW's average "consolidated retained earnings" for the four consecutive quarterly periods ended September 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's domestic operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
                  None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
                  CSW was authorized in the Financing Order to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of CSW's application for the Financing Order, the Commission reviewed CSW's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to CSW involved with investments in EWGs and FUCOs, the Commission determined that permitting CSW to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the CSW system, nor would it have an adverse impact on any of the Subsidiaries or their customers, or on the ability of State commissions to protect the Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once CSW's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.

                                S I G N A T U R E
                                - - - - - - - - -


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.
                  Dated:  January 13, 1998



                                  CENTRAL AND SOUTH WEST CORPORATION
                                  CENTRAL POWER AND LIGHT COMPANY
                                  PUBLIC SERVICE COMPANY OF OKLAHOMA
                                  SOUTHWESTERN ELECTRIC POWER COMPANY
                                  WEST TEXAS UTILITIES COMPANY
                                  CENTRAL AND SOUTH WEST SERVICES, INC.
                                  ENERSHOP, INC.
                                  CSW ENERGY SERVICES, INC.



                                  By: /s/WENDY G. HARGUS
                                         Wendy G. Hargus
                                         Treasurer

                                INDEX OF EXHIBITS


EXHIBIT                                                      TRANSMISSION
NUMBER                              EXHIBIT                     METHOD
-------                             -------                  ------------

   1 Preliminary opinion of Milbank, -------- Tweed, Hadley & McCloy, counsel to the Applicants
                             (previously filed).

   2                         Financial statements as of       --------
                             June 30, 1997 of CSW and
                             Subsidiaries (previously
                             filed).

   3                         Proposed Notice of Proceeding    --------
                             (previously filed).